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SEC ... ISSION
...ashington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 28 2006 WASH. D.C. 192 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Trading, LLC (KNA US Trading Corp.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 7th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi 212-905-5716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Trading, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
NewYork, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Member of
US Trading, LLC

We have audited the accompanying statement of financial condition of US Trading, LLC (the "Company") as of December 31, 2005, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Trading, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marx, Lange, Gutterman LLP

New York, New York
February 1, 2006

US TRADING, LLC
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 604,804
Receivable from clearing broker	276,758
Other assets	51,523
Total assets	$ 933,085
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 199,178
Member's capital	733,907
Total liabilities and member's capital	$ 933,085

The accompanying notes are an integral part of these financial statements.

US TRADING, LLC
Statement of Income and Changes in Member's Capital
Year ended December 31, 2005

Revenues	
Commissions	$ 3,425,418
Interest income	182,255
Total revenues	3,607,673
Expenses	
Branch and registered representative payouts	2,117,202
Clearing and execution charges	650,117
Employee compensation and benefits	168,519
Communications and data processing	270,920
Other operating expenses	106,286
Total expenses	3,313,044
Net income	294,629
Member's capital, January 1, 2005	439,278
Member's capital, December 31, 2005	$ 733,907

The accompanying notes are an integral part of these financial statements.

US TRADING, LLC
Statement of Cash Flows
Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 294,629
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,125
Decrease in receivable from clearing broker	142,794
(Increase) in other assets	(42,073)
(Decrease) in accounts payable and accrued expenses	(263,206)
Net cash provided by operating activities	135,269
Cash and cash equivalents, beginning of year	469,535
Cash and cash equivalents, end of year	$ 604,804

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Effective January 1, 2005, the sole owner of US Trading Corp exchanged its net assets for ownership in a newly formed entity, Carlin Group, LLC. The Company then changed its structure to a limited liability company and changed its name to US Trading, LLC.

US Trading, LLC (the "Company") was organized as a limited liability company on January 26, 2005 under the provisions and subject to the requirements of the State of Delaware, and in particular, the Delaware Limited Liability Company Act, and is wholly owned by Carlin Group, LLC ("Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. Securities transactions for the Company's customers are cleared through and carried by Penson Financial Services, Inc., (the "Clearing Broker") on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company records securities transactions and the related revenue and expenses on a trade-date basis. Investments owned are stated at their quoted market prices with the resulting unrealized gains and losses reflected on the statement of operations.

Branch and registered representative payments consist of compensation payments based on commissions earned made to branches not owned by the Company.

Furniture, fixtures and equipment are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding seven years.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. **Income Taxes**

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company. However, the Company is subject to the NYC unincorporated business tax which it files on a consolidated basis with its Parent.

4. **Receivable from Clearing Broker**

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to the Clearing Broker, which maintains the customers' accounts and clears such transactions.

For transactions in which the Company through the Clearing Broker extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005 there were no amounts to be indemnified to the Clearing Broker for these transactions.

5. **Commitments**

The Company has a verbal agreement with an affiliate of the Company that has common members for the use of office space. This lease is on a month-to-month basis and can be terminated at any time by either party without incurring any liabilities.

6. **Related Parties**

The Company is wholly owned by Carlin Group, LLC. There were no amounts receivable or payable as of December 31, 2005.

Included in accounts payable and accrued expenses are amounts payable to an affiliate (related through common ownership) totaling $2,181 for commissions earned on futures related transactions. These amounts are due on demand without interest.

7. **Concentration of Credit Risk**

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

8. **Estimated Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, 'Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximate their carrying value due to their short term nature.

9. **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2005, the Company had net capital of $682,384, which was $582,384 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

Advances, dividend payments, and other capital withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

10. **Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Supplemental Information

US TRADING, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005

Total member's capital as of December 31, 2005	$ 733,907
Less non allowable assets	51,523
Net capital	$ 682,384
Aggregate indebtedness	$ 199,178
Minimum net capital required, the greater of $100,000 or 6 2/3% of aggregate indebtedness of $13,279	$ 100,000
Excess net capital	$ 582,384
Ratio of aggregate indebtedness to net capital	.29 : 1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's (unaudited) FOCUS report	$ 674,310
Decrease in accounts payable and accrued expenses	8,074
Net capital	$ 682,384

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadwa
NewYork, NY 10018-920
Phone: (212) 302-600
Fax: (212) 302-615

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Member of
US Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of US Trading, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 1, 2006